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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- ~~46244~~ 45012

AUG 0 3 2004

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *1-1-2003* (MM/DD/YY) AND ENDING *12-31-2003* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Register & Akers Investments, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 1700
(No. and Street)

Atlanta	*Georgia*	*30326*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren Jones *404-364-2129*
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio & Company PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	*Atlanta*	*Georgia*	*30339*
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 3 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *George Register*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Register & Akers Investments, Inc.*, as of *December 31, 2003* *2004*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

George Register
Signature

President
Title

Jane H. Manus
Notary Public

JANE H. MANUS
MY COMMISSION EXPIRES
JAN 10 2006
DEKALB COUNTY, GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

REGISTER & AKERS INVESTMENTS, INC.
Financial Statements
For the Years Ended
December 31, 2003 and 2002
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Register & Akers Investments, Inc.:

We have audited the accompanying statements of financial condition of Register & Akers Investments, Inc., as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register & Akers Investments, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 3, 2004
Atlanta, Georgia

REGISTER & AKERS INVESTMENTS, INC.
BALANCE SHEET
DECEMBER 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 14,727	$ 47,740
Securities owned-common stocks	226,569	144,792
Receivable from clearing broker-dealer	295,005	208,289
Accounts receivable-other	8,051	-
Furniture and office equipment, at cost, less accumulated depreciation of $140,182 and $118,582	105,746	113,856
Deposit with clearing broker	25,160	25,012
Refundable income taxes (Note D)	47,378	11,411
Investment in and advances to Partnership (Note G)	46,318	42,955
Other assets	18,667	25,093
Total assets	$ 787,621	$ 619,148

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 15,690	$ 32,652
Commissions payable	120,255	110,562
Due to broker-dealer	-	9,076
Income taxes payable (Note D)	-	9,000
Retirement plan contribution	26,000	-
Deferred income taxes (Note D)	-	8,000
Capital lease obligation (Note B)	31,061	37,992
Deferred rent	132,496	80,427
Total liabilities	325,502	287,709
STOCKHOLDERS' EQUITY (Notes C & I)		
8% Series A Preferred Stock, $500 par value, 1,050 shares authorized, issued and oustanding	525,000	-
Common stock, $1 par value, 20,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	84,726	37,170
Retained earnings	(148,607)	293,269
Total stockholders' equity	462,119	331,439
Total liabilities and stockholders' equity	$ 787,621	$ 619,148

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$ 2,400,019	$ 3,089,695
Investment advisory services	274,607	284,163
Gains from investments	69,902	17,547
	2,744,528	3,391,405
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	1,446,735	1,457,711
Clearing costs and payments to other broker-dealers	347,137	514,619
Communications	68,757	89,906
Occupancy	238,706	187,721
Litigation and settlement costs	645,553	168,598
Other operating expenses	494,516	945,924
	3,241,404	3,364,479
INCOME (LOSS) BEFORE INCOME TAXES	(496,876)	26,926
INCOME TAXES (BENEFITS) (Note D)	(55,000)	9,000
NET INCOME (LOSS)	$ (441,876)	$ 17,926

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	$	$ 1,000	$ 37,170	$ 275,343	$ 313,513
Net Income				17,926	17,926
Balance, December 31, 2002		1,000	37,170	293,269	331,439
Sale of preferred stock	525,000				525,000
Capital contributions:					
Stock of related company			30,000		30,000
Cash			17,556		17,556
Net Loss				(441,876)	(441,876)
Balance, December 31, 2003	$525,000	$ 1,000	$ 84,726	$(148,607)	$ 462,119

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (441,876)	$ 17,926
Noncash items included in net income:		
Depreciation	21,600	21,600
Deferred income taxes	(8,000)	-
Increase in accounts receivable	(94,915)	(19,295)
(Decrease) Increase in due to broker-dealer	(9,076)	9,076
Refundable income taxes	(35,967)	2,405
Decrease (increase) in other assets	6,426	(5,559)
Increase (decrease) in payables and accrued expenses	(7,269)	45,332
Increase in deferred rent	52,069	80,427
Decrease in income taxes payable	(9,000)	(10,000)
Decrease in accrued customer claims	-	(57,000)
Increase in accrued retirement plan contributions	26,000	-
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(500,008)	84,912
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in securities owned, net	(81,777)	(24,522)
Investment in and advances to Partnership	(3,362)	16,402
Purchase of property and equipment	(13,491)	(41,900)
NET CASH USED BY INVESTING ACTIVITIES	(98,630)	(50,020)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:		
Sale of preferred stock	525,000	-
Repayment of capital lease obligations	(6,931)	(1,111)
Capital contributions	47,556	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	565,625	(1,111)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(33,013)	33,781
CASH AND CASH EQUIVALENTS:		
Beginning of year	47,740	13,959
End of year	14,727	$ 47,740

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2003 and 2002

	2003	2002
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$ 9,500	$ 19,000
Acquisition of property under capital lease	$ -	$ 39,103
In-kind capital contributions received	$ 30,000	$ -

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the National Association of Security Dealers and the securities commissions of appropriate states. The Company's primary business is sales of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Securities Owned-Common Stocks: Investments in common stocks-marketable are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and the use of the cash basis accounting for income tax purposes.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B – LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under operating leases is approximately the following:

2004	$ 230,000
2005	235,000
2006	240,000
2007	245,000
Thereafter	528,000
	$ 1,478,000

Rent expense for the years ended December 31, 2003 and 2002 was approximately $257,000 and $195,000, respectively. The Company had approximately $18,000 and $7,000 of rental income in 2003 and 2002, respectively, from sub-lease of office premises. During 2002, the Company entered into a new office premises lease which contained a period of free rent. The deferred rent liability arose from allocation of the rent payments due in future periods to the free rent period.

Capitalized leases: The Company leases telephone equipment under a capitalized lease. Amortization expense for capitalized property was approximately $8,000 and $-0- for 2003 and 2002, respectively. The net book value of the leased equipment was approximately $31,000 and $38,000 at December 31, 2003 and 2002, respectively.

The following is a schedule by years of future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2003:

Year ending December 31:	
2004	$ 9,000
2005	9,000
2006	9,000
2007	8,000
Total minimum lease payments	35,000
Less amount representing interest	(3,939)
Present value of net minimum lease payments	$ 31,061

NOTE C – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $190,792 which was $90,792 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.7 to 1.0.

NOTE D – INCOME TAXES

The provision for income taxes is summarized as follows:

	2003	2002
Current income tax expense (benefit)	$ (47,000)	$ 9,000
Deferred income taxes (benefit)	(8,000)	-
Income tax expense (benefit)	$ (55,000)	$ 9,000

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at December 31, 2003 relate primarily to a net operating loss carryforward. The differences at December 31, 2002 relate primarily to depreciation and use of the cash basis of accounting for income tax purposes.

Deferred tax liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Total deferred tax liabilities	$ -	$ 8,000

Significant components of deferred tax assets are as follows:

	2003	2002
Deferred tax assets:		
Net operating losses	$ 38,000	$ -
Deferred tax valuation allowance	(38,000)	-
Net deferred tax asset	$ -	$ -

NOTE D – INCOME TAXES (CONTINUED)

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2003, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it expires in 2023.

The Company has a net operating loss carryforward that may be used to reduce income taxes arising in future years of approximately $150,000 that expires in 2023.

NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for its own account and the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – CONTINGENCIES

At December 31, 2002, the Company was defendant in a legal action brought by a customer to recover approximately $2,000,000 of losses. The loss to the Company from this matter, if any, could not be reasonably estimated at February 24, 2003 and no accrued liability was reflected at December 31, 2002. The litigation was settled during 2003 for $550,000, paid by the Company, plus a note payable by the stockholders for $250,000 which is not a liability of the Company.

At December 31, 2001, the Company had accrued $57,000 as the estimated cost to settle a customer claim. The claim was settled during 2002 for $102,500.

NOTE G – RELATED PARTIES

An affiliate of the Company owns 50% of a partnership which pays management fees to the Company and a percent of profits based on the performance of two investment funds. During 2003 and 2002, the Company's income from this arrangement was approximately $142,000 and $120,000, respectively. The Company pays operating and administrative expenses of the aforementioned partnership and is reimbursed periodically for its disbursements by the partnership. There is no significant income or loss to the Company from these reimbursements which amounted to approximately $10,000 and $46,000 for 2003 and 2002, respectively. The receivable from the partnership arising from these transactions at December 31, 2003 and 2002 was approximately $46,000 and $43,000, respectively.

NOTE H – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all employees. Company contributions are discretionary and employer contributions for 2003 and 2002 were $26,000 and $-, respectively.

NOTE I – SERIES A PREFERRED STOCK

The holders of the Series A preferred stock are also the holders of the common stock. The Series A preferred stockholders are to receive, when declared by the Board of Directors, cumulative cash dividends at the rate of 8% per annum, commencing on December 15, 2006. The preferred stock may be redeemed by the Company at any time. Each share of preferred stock is entitled to one general right to vote for all purposes, as if they were shares of common stock.

SUPPLEMENTAL INFORMATION

SCHEDULE I

REGISTER & AKERS INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2003

NET CAPITAL:

Total stockholders' equity	$ 462,119
Less non-allowable assets:	
Furniture and office equipment	(105,746)
Refundable income taxes	(47,348)
Investment in partnership	(46,318)
Other assets	(21,155)
	220,567
Net capital before haircuts	241,552
Less haircuts:	
Securities	(33,985)
Undue concentration	(13,610)
Money market assets	(3,165)
Total haircuts	(50,760)
Net capital	190,792
Less required capital	(100,000)
Excess net capital	$ 90,792
Aggregate indebtedness	$ 325,502
Ratio of aggregate indebtedness to net capital	1.7 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2003.

Net capital as reported in FOCUS Report, Part IIA	$ 276,939
Receivable from partnership considered non-allowable	(46,318)
Audit adjustments:	
Income taxes	10,268
Change in haircuts	(5,101)
Adjustment to capital lease	(18,996)
To record retirement plan contribution	(26,000)
Net capital as reported above	$ 190,792

REGISTER & AKERS INVESTMENTS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

REGISTER & AKERS INVESTMENTS, INC.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF DECEMBER 31, 2003

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2003

The broker dealer is in compliance with the conditions for exemption.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
2120 Powers Ferry Ro
Suite 3
Atlanta, GA 303
Office: 770 690-89
Fax: 770 980-10

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Register & Akers Investments, Inc.

In planning and performing our audit of the financial statements of Register & Akers Investments, Inc. for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Register & Akers Investments, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an interr control structure and the practices and procedures referred to in the preceding paragraph. fulfilling this responsibility, estimates and judgments by management are required to assess expected benefits and related costs of internal control structure policies and procedures an the practices and procedures referred to in the preceding paragraph and to assess whether t practices and procedures can be expected to achieve the commission's above-menti objectives. Two of the objectives of an internal control structure and the practice procedures are to provide management with reasonable, but not absolute, assurance that for which the Company has responsibility are safeguarded against loss from unauthorized disposition and that transactions are executed in accordance with management's autho and recorded properly to permit preparation of financial statements in conformity with g accepted accounting principles. Rule 17a-5(g) lists additional objectives of the pract procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 3, 2004
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC